Exhibit 99.1

 Brookfield Renewable Partners

PRESS RELEASE

All amounts in US dollars unless otherwise indicated

BROOKFIELD RENEWABLE ANNOUNCES 2016 RESULTS AND
5% DISTRIBUTION INCREASE
Quarterly distribution increased to $1.87 on an annualized basis

BROOKFIELD, News, February 2, 2017 – Brookfield Renewable Partners L.P. (TSX: BEP.UN; NYSE: BEP) ("Brookfield Renewable") today reported an increase in quarterly distributions and financial results for the three and 12 months ended December 31, 2016.

"In 2016 we achieved a 20% total return for shareholders, deployed approximately $1 billion of equity into hydro-based growth initiatives, advanced 300 megawatts of construction and development projects, and expanded our reach into new geographies," said Sachin Shah, CEO of Brookfield Renewable. "Looking ahead, we continue to see a positive investment environment in all our markets with opportunities for growth across each of our business segments."
"We are also pleased to announce that the board has declared an increase in our dividend. In light of the significant potential growth ahead of us, we are increasing the dividend by 5% this year and will assess our dividend rate throughout the year based on the success of some of our near-term growth initiatives," added Mr. Shah.
Financial Results

For the periods ended December 31
US$ millions (except per unit or otherwise noted)	Three Months Ended		Twelve Months Ended
Unaudited	2016	2015	2016	2015
Generation (GWh)
- Total	8,728	6,117	34,071	23,332
- Brookfield Renewable's share	4,734	4,553	20,222	17,662
Funds From Operations (FFO)(1)	$54	$88	$419	$467
Per LP Unit(1)(2)	$0.18	$0.32	$1.45	$1.69
Normalized FFO(1)(3)	$116	$100	$527	$468
Per LP Unit(1)(2)(3)	$0.39	$0.36	$1.83	$1.70
(1)	Non-IFRS measure. Refer to "Cautionary Statement Regarding Use of Non-IFRS Measures".
(2)
For the three months and year ended December 31, 2016, weighted average LP Units, Redeemable/Exchangeable partnership units and GP interest totaled 299.1 million and 288.7 million, respectively (2015: 275.5 million and 275.6 million).

(3)	Normalized FFO assumes long-term average generation and uses 2015 average foreign currency rates for the respective periods.

Recent Highlights
•	We continue to integrate the 3,000 megawatt Colombian hydroelectric portfolio ("Isagen") acquired last year, and have initiated the process to delist the company from the Colombian stock exchange.
•	Assets added in 2016 are expected to contribute an additional $30 million to 2017 FFO on an annualized basis relative to 2016 results.
•
We have 300 megawatts of in-construction and advanced development projects underway which are expected to contribute $45-50 million of FFO to results upon completion. Subsequent to quarter end, we commissioned a 25 megawatt hydroelectric facility and a 55 megawatt biomass portfolio in Brazil. We continue to advance the construction, on scope, schedule and budget, of 128 megawatts of hydroelectric and wind development projects in Brazil and Ireland.

•
Our liquidity position at quarter-end remained strong at approximately $1.2 billion. During the quarter we completed $770 million of financings associated with hydro and wind portfolios in North and South America.

Review of Operations
The hydroelectric portfolio generated 29,644 GWh in 2016, below the long-term average of 35,094 GWh and an increase of 11,015 GWh compared to the prior year. In North America, lower hydrology experienced across the Northeastern United States, was partly offset by above long-term average generation from our facilities in Canada and Louisiana. In Brazil, generation was higher than the prior year due to improved hydrological conditions. The 10,600 GWh contribution from Colombia relates to the generation from our Isagen portfolio that was purchased at the end of January 2016. The contribution from the other growth in our portfolio and incremental generation from a full year's contribution from assets acquired last year was 946 GWh.

The wind portfolio generated 3,958 GWh in 2016, below the long term average of 4,429 GWh and consistent with prior year generation of 3,950 GWh. Our facilities continue to perform at high reliability and availability rates. Generation was driven by the wind resource in our various geographies with increased generation in the United States and Brazil being partially offset by lower generation in Europe and Canada. The incremental generation from a full period's contribution from assets acquired last year and assets commissioned in the current year was 129 GWh. Generation from the prior year includes 125 GWh relating to a facility sold in the third quarter of 2015.

Adjusted EBITDA in fiscal 2016 was $1,487 million and FFO was $419 million, compared to $1,177 million and $467 million in the prior year.

Adjusted EBITDA for the fourth quarter was $323 million and FFO was $54 million, compared to $258 million and $88 million, respectively, in the same period in the prior year.

The tables below summarize generation by segment and region:

	Generation (GWh)(1)			Variance of Results
	Actual	Actual	LTA	Actual vs.	Actual vs.
For the three months ended December 31	2016	2015	2016	LTA	Prior Year
Hydroelectric
North America	3,258	3,564	4,309	(1,051)	(306)
Colombia(2)	3,634	-	3,888	(254)	3,634
Brazil	624	1,240	1,073	(449)	(616)
	7,516	4,804	9,270	(1,754)	2,712
Wind
North America	495	535	562	(67)	(40)
Europe	376	479	458	(82)	(103)
Brazil	177	125	198	(21)	52
	1,048	1,139	1,218	(170)	(91)
Other	164	174	120	44	(10)
Total(3)	8,728	6,117	10,608	(1,880)	2,611

	Generation (GWh)(1)			Variance of Results
	Actual	Actual	LTA	Actual vs.	Actual vs.
For the year ended December 31	2016	2015	2016	LTA	Prior Year
Hydroelectric
North America	15,252	14,938	17,345	(2,093)	314
Colombia(2)	10,600	-	13,221	(2,621)	10,600
Brazil	3,792	3,691	4,528	(736)	101
	29,644	18,629	35,094	(5,450)	11,015
Wind
North America	1,876	1,952	2,310	(434)	(76)
Europe	1,443	1,551	1,531	(88)	(108)
Brazil	639	447	588	51	192
	3,958	3,950	4,429	(471)	8
Other	469	753	425	44	(284)
Total generation(3)	34,071	23,332	39,948	(5,877)	10,739
(1)	For assets acquired or reaching commercial operation during the year, this figure is calculated from the acquisition or commercial operation date and is not annualized.
(2)	Includes generation from both hydroelectric and Co-gen facilities.
(3)	Includes 100% of generation for assets we manage.

Distribution Increase and Declaration

The next quarterly distribution in the amount of $0.4675 per LP Unit, is payable on March 31, 2017 to unitholders of record as at the close of business on February 28, 2017. This represents an increase of 5% over the prior quarterly distribution of $0.445. Brookfield Renewable targets a sustainable distribution with increases targeted on average at 5% to 9% annually.

The regular quarterly dividends on Brookfield Renewable's preferred shares and preferred LP units have also been declared.

Distribution Currency Option

The quarterly distributions payable on the Partnership's LP Units are declared in U.S. dollars. Unitholders resident in the United States will receive payment in U.S. dollars and unitholders resident in Canada will receive the Canadian dollar equivalent unless they request otherwise. The Canadian dollar equivalent of the quarterly distribution will be based on the Bank of Canada noon exchange rate on the record date or, if the record date falls on a weekend or holiday, on the Bank of Canada noon exchange rate of the preceding business day.

Registered unitholders resident in Canada who wish to receive a U.S. dollar distribution and registered unitholders resident in the United States wishing to receive the Canadian dollar distribution equivalent should contact Brookfield Renewable's transfer agent, Computershare Trust Company of Canada, in writing at 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1 or by phone at 1-800-564-6253. Beneficial unitholders (i.e., those holding their units in street name with their brokerage) should contact the broker with whom their units are held.

Distribution Reinvestment Plan

Brookfield Renewable maintains a Distribution Reinvestment Plan ("DRIP") which allows holders of its LP Units who are resident in Canada to acquire additional LP Units by reinvesting all or a portion of their cash distributions without paying commissions. Information on the DRIP, including details on how to enroll, is available on Brookfield Renewable's website at https://bep.brookfield.com/stock-and-distribution/distributions/drip.

Additional information on Brookfield Renewable's distributions and preferred share dividends can be found on its website at https://bep.brookfield.com.

Brookfield Renewable Partners

Brookfield Renewable Partners operates one of the world's largest publicly traded, pure-play renewable power platforms. Our portfolio consists of hydroelectric and wind facilities in North America, Latin America and Europe and totals more than 10,000 megawatts of installed capacity. Brookfield Renewable is listed on the New York and Toronto stock exchanges. Further information is available at https://bep.brookfield.com. Important information may be disseminated exclusively via the website; investors should consult the site to access this information.

Brookfield Renewable is the flagship listed renewable power company of Brookfield Asset Management, a leading global alternative asset manager with $250 billion of assets under management.

Please note that Brookfield Renewable's previous audited annual and unaudited quarterly reports have been filed on SEDAR and can also be found in the investors section of its website at https://bep.brookfield.com. Hard copies of the annual and quarterly reports can be obtained free of charge upon request.

For more information, please contact:
Zev Korman
Senior Vice President, Investor Relations
Tel: (416) 359-1955
Email: zev.korman@brookfieldrenewable.com

Quarterly Earnings Call Details

Investors, analysts and other interested parties can access Brookfield Renewable's 2016 Fourth Quarter Results as well as the Letter to Shareholders and Supplemental Information on Brookfield Renewable's website at https://bep.brookfield.com.

The conference call can be accessed via webcast on February 2, 2017 at 9:00 a.m. Eastern Time at https://bep.brookfield.com or via teleconference at 1-800-319-4610 toll free in North America. For overseas calls please dial 1-604-638-5340, at approximately 8:50 a.m. Eastern Time. A recording of the teleconference can be accessed through March 2, 2017 at 1-604-638-9010 (Password 1048#).

Cautionary Statement Regarding Forward-looking Statements

This news release contains forward-looking statements and information within the meaning of Canadian provincial securities laws and "forward-looking statements" within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. The words "will", "should", "could", "potential", "tend to", "target" "future", "growth", "expect", "believe", "goal", "plan", derivatives thereof and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify the above mentioned and other forward-looking statements. Forward-looking statements in this news release include statements regarding the quality of Brookfield Renewable's business, the expectation for future cash flows and distribution growth, the availability of acquisition opportunities, liquidity, and the timing and completion of acquisitions, dispositions and development projects. Although Brookfield Renewable believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, you should not place undue reliance on them, or any other forward looking statements or information in this news release. The future performance and prospects of Brookfield Renewable are subject to a number of known and unknown risks and uncertainties. Factors that could cause actual results of Brookfield Renewable to differ materially from those contemplated or implied by the statements in this news release include economic conditions in the jurisdictions in which we operate; our ability to sell products and services under contract or into merchant energy markets; weather conditions and other factors which may impact generation levels at our facilities; changes to government regulations, including incentives for renewable energy; our ability to grow within our current markets or expand into new markets; our ability to complete development and capital projects on time and on budget; our inability to finance our operations or fund future acquisitions due to the status of the capital markets; the ability to effectively source, complete and integrate new acquisitions and to realize the benefits of such acquisitions; health, safety, security or environmental incidents; regulatory risks relating to the power markets in which we operate, including relating to the regulation of our assets, licensing and litigation; risks relating to our internal control environment; our lack of control over all of our operations; contract counterparties not fulfilling their obligations; and other risks associated with the construction, development and operation of power generating facilities.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. The forward-looking statements represent our views as of the date of this news release and should not be relied upon as representing our views as of any subsequent date. While we anticipate that subsequent events and developments may cause our views to change, we disclaim any obligation to update the forward-looking statements, other than as required by applicable law. For further information on these known and unknown risks, please see "Risk Factors" included in our Form 20-F.

Cautionary Statement Regarding Use of Non-IFRS Measures

This news release contains references to Adjusted EBITDA, Funds From Operations, Adjusted Funds From Operations, Funds From Operations per LP Unit, Normalized Funds From Operations and Normalized Funds From Operations per LP Unit, which are not generally accepted accounting measures under IFRS and therefore may differ from definitions of Adjusted EBITDA, Funds From Operations, Adjusted Funds From Operations, Funds From Operations per LP Unit, Normalized Funds From Operations and Normalized Funds From Operations per LP Unit used by other entities. We believe that these are useful supplemental measures that may assist investors in assessing the financial performance and the cash anticipated to be generated by our operating portfolio. Neither Adjusted EBITDA, Funds From Operations, Adjusted Funds from Operations, Adjusted Funds From Operations per LP Unit, Normalized Funds From Operations nor Normalized Funds From Operations per LP Unit should be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, analysis of our financial statements prepared in accordance with IFRS.
References to Brookfield Renewable are to Brookfield Renewable Partners L.P. together with its subsidiary and operating entities unless the context reflects otherwise.
_________________________________________________

FINANCIAL REVIEW FOR THE THREE AND TWELVE MONTHS ENDED DECEMBER 31, 2016
The following table reflects Adjusted EBITDA, Funds From Operations and Adjusted Funds From Operations for the three and twelve months ended December 31:

	Three Months Ended		Twelve Months Ended
(MILLIONS, EXCEPT AS NOTED)	2016	2015	2016	2015
Revenues	$571	$392	$2,452	$1,628
Other income	9	6	64	81
Share of cash earnings from equity-accounted investments	1	2	9	20
Direct operating costs	(258)	(142)	(1,038)	(552)
Adjusted EBITDA(1)	323	258	1,487	1,177
Management service costs	(16)	(10)	(62)	(48)
Interest expense – borrowings	(159)	(103)	(606)	(429)
Current income tax expense	(24)	(1)	(44)	(18)
Distributions to preferred limited partners	(4)	(1)	(15)	(1)
Cash portion of non-controlling interests
Participating non-controlling interests - in operating
subsidiaries	(60)	(48)	(316)	(184)
Preferred equity	(6)	(7)	(25)	(30)
Funds From Operations(1)	54	88	419	467
Adjusted sustaining capital expenditures(2)	(17)	(15)	(67)	(60)
Adjusted Funds From Operations(1)	37	73	352	407
(1)	Non-IFRS measures. See "Cautionary Statement Regarding Use of Non-IFRS Measures".
(2)	Based on long-term sustaining capital expenditure plans.

GENERATION AND FINANCIAL REVIEW ON A PROPORTIONATE BASIS BY SEGMENTS FOR THE THREE MONTHS ENDED DECEMBER 31, 2016

The following table reflects the actual and long-term average generation for the three months ended December 31 on a proportionate basis:

					Variance of Results
							Actual vs.
	Actual Generation(1)		LTA Generation(1)		Actual vs. LTA		Prior Year
GENERATION (GWh)	2016	2015	2016	2015	2016	2015
Hydroelectric
North America	2,633	2,740	3,227	3,125	(594)	(385)	(107)
Colombia(2)	925	-	989	-	(64)	-	925
Brazil	451	1,044	891	864	(440)	180	(593)
	4,009	3,784	5,107	3,989	(1,098)	(205)	225
Wind
North America	404	433	454	453	(50)	(20)	(29)
Europe	149	190	181	175	(32)	15	(41)
Brazil	74	52	82	61	(8)	(9)	22
	627	675	717	689	(90)	(14)	(48)
Other	98	94	63	81	35	13	4
Total	4,734	4,553	5,887	4,759	(1,153)	(206)	181
(1)	For assets acquired or reaching commercial operation during the year, this figure is calculated from the acquisition or commercial operation date and is not annualized.
(2)	Includes generation from both hydroelectric and Co-gen facilities.

The following table reflects Adjusted EBITDA and Funds From Operations on a proportionate and consolidated basis for the three months ended December 31:

	Brookfield Renewable's Share
	Hydroelectric			Wind			Other (2)	Corporate	Total	Non-
	North			North						controlling
($ MILLIONS)	America	Colombia(1)	Brazil	America	Europe	Brazil				interests	2016	2015
Revenues	161	56	45	38	14	5	4	1	324	247	571	392
Other income	-	-	3	-	-	-	-	1	4	5	9	6
Share of cash earnings from
equity-accounted investments	-	-	1	-	-	-	-	-	1	-	1	2
Direct operating costs	(70)	(28)	(18)	(9)	(6)	(1)	(3)	(8)	(143)	(115)	(258)	(142)
Adjusted EBITDA(3)	91	28	31	29	8	4	1	(6)	186	137	323	258
Management service costs	-	-	-	-	-	-	-	(16)	(16)	-	(16)	(10)
Interest expense - borrowings	(44)	(10)	(5)	(10)	(5)	(2)	-	(23)	(99)	(60)	(159)	(103)
Current income taxes	-	(5)	(2)	-	-	-	-	-	(7)	(17)	(24)	(1)
Distributions to preferred limited partners	-	-	-	-	-	-	-	(4)	(4)	-	(4)	(1)
Cash portion of non-controlling interests
Participating non-controlling interests -
in operating subsidiaries	-	-	-	-	-	-	-	-	-	(60)	(60)	(48)
Preferred equity	-	-	-	-	-	-	-	(6)	(6)	-	(6)	(7)
Funds From Operations(3)	47	13	24	19	3	2	1	(55)	54	-	54	88
(1)	Includes generation from both hydroelectric and Co-gen facilities.
(2)	Other includes North America Co-gen and Brazil biomass.
(3)	Non-IFRS measures. See "Cautionary Statement Regarding Use of Non-IFRS Measures".

GENERATION AND FINANCIAL REVIEW ON A PROPORTIONATE BASIS BY SEGMENTS FOR THE YEAR ENDED DECEMBER 31, 2016

The following table reflects the actual and long-term average generation for the year ended December 31 on a proportionate basis:

					Variance of Results
							Actual vs.
	Actual Generation(1)		LTA Generation(1)		Actual vs. LTA		Prior Year
GENERATION (GWh)	2016	2015	2016	2015	2016	2015
Hydroelectric
North America	12,165	11,773	13,250	12,998	(1,085)	(1,225)	392
Colombia(2)	2,420	-	2,994	-	(574)	-	2,420
Brazil	3,078	3,158	3,760	3,447	(682)	(289)	(80)
	17,663	14,931	20,004	16,445	(2,341)	(1,514)	2,732
Wind
North America	1,421	1,437	1,780	1,778	(359)	(341)	(16)
Europe	571	615	605	591	(34)	24	(44)
Brazil	266	186	245	184	21	2	80
	2,258	2,238	2,630	2,553	(372)	(315)	20
Other	301	493	264	319	37	174	(192)
Total	20,222	17,662	22,898	19,317	(2,676)	(1,655)	2,560
(1)	For assets acquired or reaching commercial operation during the year, this figure is calculated from the acquisition or commercial operation date and is not annualized.
(2)	Includes generation from both hydroelectric and Co-gen facilities.

The following table reflects Adjusted EBITDA and Funds From Operations on a proportionate and consolidated basis for the year ended December 31, 2016:

	Brookfield Renewable's Share
	Hydroelectric			Wind			Other (2)	Corporate	Total	Non-
	North			North						controlling
($ MILLIONS)	America	Colombia(1)	Brazil	America	Europe	Brazil				interests	2016	2015
Revenues	814	192	183	151	55	17	31	1	1,444	1,008	2,452	1,628
Other income	24	3	13	-	-	-	(1)	8	47	17	64	81
Share of cash earnings from
equity-accounted investments	6	-	3	-	-	-	-	-	9	-	9	20
Direct operating costs	(294)	(107)	(71)	(36)	(23)	(4)	(11)	(24)	(570)	(468)	(1,038)	(552)
Adjusted EBITDA(3)	550	88	128	115	32	13	19	(15)	930	557	1,487	1,177
Management service costs	-	-	-	-	-	-	-	(62)	(62)	-	(62)	(48)
Interest expense - borrowings	(176)	(36)	(24)	(41)	(14)	(7)	(1)	(91)	(390)	(216)	(606)	(429)
Current income taxes	(4)	(6)	(9)	-	-	-	-	-	(19)	(25)	(44)	(18)
Distributions to preferred limited partners	-	-	-	-	-	-	-	(15)	(15)	-	(15)	(1)
Cash portion of non-controlling interests
Participating non-controlling interests -
in operating subsidiaries	-	-	-	-	-	-	-	-	-	(316)	(316)	(184)
Preferred equity	-	-	-	-	-	-	-	(25)	(25)	-	(25)	(30)
Funds From Operations(3)	370	46	95	74	18	6	18	(208)	419	-	419	467
(1)	Includes generation from both hydroelectric and Co-gen facilities.
(2)	Other includes North America Co-gen and Brazil biomass.
(3)	Non-IFRS measures. See "Cautionary Statement Regarding Use of Non-IFRS Measures".